UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67698

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northwest Financial Group LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Spring Street Suite 120

(No. and Street)

Herndon	**VA**	**20170**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Fisher	**703-828-0714**	**kfisher@nwfllc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Ave	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**173**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin D. Fisher _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northwest Financial Group _____, as of December 31 _____, 2 5 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President/CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHWEST FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE
17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2025

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors of Northwest Financial Group LLC
Herndon, VA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Financial Group LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in membership capital, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3 (collectively the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
March 18, 2026

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

ASSETS:

Cash and Cash Equivalents	563,513
Commissions and Fees Receivable	27,538
Prepaid and Other Assets	49,289
Total Assets	$ 640,340

LIABILITIES AND MEMBERSHIP CAPITAL

CURRENT LIABILITIES:

Accounts Payable	$ 159,204
Other Accrued Liabilities	27,524
Total Liabilities	186,728

MEMBERSHIP CAPITAL:

Membership Capital	453,612
Total Liabilities and Membership Capital	$ 640,340

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:

Commissions, Concessions and Fees	$	1,692,740
Interest	$	122
Total Revenues		1,692,862

Operating Expenses:

Commissions		724,563
Compensation and Benefits		336,681
Office Operations		199,891
Professional Services		278,921
Miscellaneous		907
Total Operating Expenses		1,540,963
Net Income	$	151,899

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025

	Membership Capital
Balance at January 1, 2025	$ 301,713
Net Income	151,899
Balance at December 31, 2025	$ 453,612

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	151,899
Changes in Operating Assets and Liabilities:		
Commissions and Fees Receivable		(276)
Prepaid and Other Assets		(4,048)
Accounts Payable		30,371
Other Accrued Liabilities		(719)
Net Cash Provided By Operating Activities		177,227
Net Change in Cash and Cash Equivalents		177,227
Beginning Balance of Cash and Cash equivalents		386,285
Ending Balance of Cash and Cash equivalents	$	563,513

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates as a limited broker-dealer on its own behalf and is approved to exclusively refer securities transactions to other broker-dealers. The Company files an exemption report pursuant to interpretations provided by Footnote 74 of the SEC Release No. 34-70073 because it limits its business activities to referring customers to a third party and did not carry or hold customer funds during the year.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized within.

REVENUE RECOGNITION

The Company operates under a networking agreement with LPL Financial (LPL) whereas all securities business is referred to and transacted through representatives of LPL Financial. Commission fees recognized by the Company are primarily composed of referral fees. The Company's sole performance obligation is to refer customers to LPL. The referral fees can be a result of executed trades, trail fee income and from services provided by LPL. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time;

when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The referral performance obligation is satisfied at a point in time when the referral is made, however revenue allocated to the performance obligation is constrained. Revenues associated with executed trades are constrained until trade date as they are not known until executed trades occur. At trade date the constraint is removed and revenue is recognized for transactions. Revenues associated with asset-based fees (trail fees) are constrained due to the dependence on unpredictable market movements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from NWFCU and banks which may, at times, exceed federally insured limits. Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

COMMISSIONS AND FEES RECEIVABLE CURRENT EXPECTED CREDIT LOSSES (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has no allowance for credit losses on receivables as of December 31, 2025.

FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company has no assets or liabilities that are measured and reported at fair value as of December 31, 2025.

Certain financial instruments that are not carried at fair value on the statement of

financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments are categorized as Level 1 and include cash as well as commissions and fees receivable.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES
Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES
The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the FASB ASC clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

SEGMENT REPORTING
The Company is engaged in a single line of business as a securities-broker dealer, which is comprised of referral fees from LPL. The Company has identified its President/CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant expenses of the segment are reported on the accompanying statement of operations of this report.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN
Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 18 years of age or older. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2025, the Company contributed a matching contribution up to 7% of employee compensation. No profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $40,090 for the year ended December 31, 2025.

DEFERRED COMPENSATION
NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. The Company did not make any discretionary contributions to the plan for the year ended December 31, 2025. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company shares office space and certain operating expenses with NWCM and NWCM's subsidiaries. The Company is charged monthly by NWCM for its share of expenses pursuant to the executed expense sharing agreement between the parties. The Company's total shared expenses with NWCM under the expense sharing agreement totaled approximately $293,314 for the year ended December 31, 2025.

Statement of Operations Category	Amount
Compensation and Benefits	$ 47,259
Professional Services	182,974
Office Operations	62,635
Miscellaneous	446
	$ 293,314

Pursuant to the executed expense sharing agreement, the Company shares certain payroll and LPL program fees with Northwest Financial Advisors LLC (NWFA), a related party through common ownership. Payroll expenses are paid by NWFA and charged to the Company and program fees are paid by the Company and charged to NWFA both on a monthly basis. The Company's total shared expenses with NWFA totaled approximately $319,769 for the year ended December 31, 2025.

NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and other services. The Company is allocated a portion of these shared services with NWCM pursuant to the expense sharing agreement. The Company's allocation of these services totaled $9,206 for the year ended December 31, 2025.

Included in accounts payable and other accrued liabilities are amounts due to NWCM and NWFA totaling $55,273 and $118,319 respectively, as of December 31, 2025.

The Company had funds on deposit at NWFCU totaling $23,642 as of December 31, 2025.

A significant number of the Company's clients are also members of NWFCU and many of the Company's clients are referred by NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $399,422 which was $388,203 in excess of its required net capital of $11,219. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 18, 2026, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 7: COMMITMENTS, CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company may be subject to various proceedings and claims arising from its business activities, including lawsuits, arbitration claims and regulatory matters. The Company is also involved in other reviews, investigations and proceedings by governmental and self-regulatory organizations regarding the business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages. In the Company's opinion, based on currently available information, the ultimate resolution of current matters will not have a material adverse impact on the Company's financial position and results of operations as of December 31, 2025. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period.

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31,2025

AGGREGATE INDEBTEDNESS:		
Accounts Payable	$	159,204
Other Accrued Liablilities		9,080
Total aggregate indebtedness	$	168,284
NET CAPITAL:		
Total membership capital from the		
Statement of Financial Condition	$	453,612
Discretionary Bonus		18,444
Adjusted Membership Capital	$	472,056
Deductions:		
Nonallowable assets:		
Prepaid and Other Assets		49,289
Commissions and Fees Receivable		23,345
Total non allowable assets		72,634
Net capital	$	399,421
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital	$	11,219
Excess net capital	$	388,202
Ratio of aggregate indebtedness to net capital		0.42 to 1

There were no material differences existing between the above computation
and the computation included in the Company's corresponding unaudited
Focus X-17A-5 Part II filing submitted January 23, 2026.

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE II
DECEMBER 31, 2025

A calculation is not provided as the Company operates as a limited broker-dealer on its own behalf and is approved to exclusively refer securities transactions to other broker-dealers. The Company files an exemption report pursuant to interpretations provided by Footnote 74 of the SEC Release No. 34-70073 because it limits its business activities to referring customers to a third party and did not carry or hold customer funds during the year.

NORTHWEST FINANCIAL GROUP LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE III
DECEMBER 31, 2025

Information related to possession and control is not provided as the Company operates as a limited broker-dealer on its own behalf and is approved to exclusively refer securities transactions to other broker-dealers. The Company files an exemption report pursuant to interpretations provided by Footnote 74 of the SEC Release No. 34-70073 because it limits its business activities to referring customers to a third party and did not carry or hold customer funds during the year.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Northwest Financial Group LLC Exemption Report for Northwest Financial Group, LLC (the "Company"), in which:

(1)   The Company did not claim an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 15c3-3(k).

(2)   The Company identified the following identified conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is eligible to file an Exemption Report because the Company's business activities are limited to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") throughout the year ended December 31, 2025, without exception

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
March 18, 2026



NORTHWEST
FINANCIAL GROUP

Northwest Financial Group LLC Exemption Report

Northwest Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limited its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2024 without exception.

<u>Northwest Financial Group, LLC</u>

I, Kevin Fisher, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President/CEO

March 18, 2026



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Management and the Board of Directors of Northwest Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Northwest Financial Group, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC–7 with respective cash disbursements record entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;

3. Compared any adjustments reported in Form SIPC–7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC–7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC–7 on which it was originally computed noting no differences.

(Continued)

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
March 18, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NORTHWEST FINANCIAL GROUP LLC	8-67698

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,692,862.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 1,692,862.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,692,862.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,539.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 1,264.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,264.00		
d	Add lines 11a through 11c		$ 1,264.00	
12	**LESSER** of line 10 or 11d.			$ 1,264.00
13 a	Amount from line 8		$ 2,539.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,264.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,275.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,275.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67698	DEA: FINRA	2025	Dec

MEMBER NAME NORTHWEST FINANCIAL GROUP LLC
MAILING ADDRESS 200 SPRING STREET STE 120
HERNDON, VA 20170
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NORTHWEST FINANCIAL GROUP LLC
(Name of SIPC Member)

Karen Benedict
(Authorized Signatory)

2/19/2026
(Date)

kbenedict@nwfllc.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.